Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 23, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 23, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – May 23, 2016

Aegon divests remaining part of UK annuity portfolio

Aegon announces the sale of GBP 3 billion annuity liabilities to Legal & General. This transaction follows the recently announced sale of GBP 6 billion of its UK annuity portfolio and completes the divestment of Aegon’s own annuity portfolio. Aegon now has approximately GBP 1 billion annuity liabilities remaining through an inward reinsurance transaction. Today’s divestment is consistent with the company’s strategy to free up capital from non-core businesses. The expected Solvency II capital release following the completion of the transaction announced today is approximately GBP 275 million.

“I am very pleased that we are able to announce this transaction,” said Alex Wynaendts, CEO of Aegon. “Achieving the divestment of our UK annuity portfolio is an important step in the strategic repositioning of our business in the United Kingdom. The divestment enables us to fully focus on growing our platform business. At the same time, I am pleased that we have found in Legal & General a good home for our annuity customers.”

In 2010, Aegon chose to no longer be an active player in the UK annuity market, as it believed these products did not meet Aegon’s long-term risk adjusted return requirements. The divestment of the annuity portfolio significantly reduces Aegon’s exposure to both longevity and credit risk. The transaction is in line with the company’s continued shift to capital-light businesses.

The divestment of the annuity portfolio enables Aegon to focus on its platform, which helps workplace savers and consumers to build their savings across their working lives, and then manage an income in retirement with the support of a financial adviser or directly online. The UK platform-based pension market is growing fast, and by repositioning our business, Aegon is in a stronger position to benefit from this growth opportunity.

Under the terms of the agreement, Aegon will initially reinsure GBP 3 billion of liabilities to Legal & General followed by a Part VII transfer. The Solvency II ratio of Aegon’s operations in the United Kingdom is expected to increase by an estimated 15%-point following the reinsurance transaction with Legal & General, and another ~5%-point following the Part VII transfer.

Aegon expects annual capital generation from its UK operations to be reduced by approximately GBP 30 million (EUR 38 million) as a result of the transaction announced today. Underlying earnings before tax are expected to be reduced by approximately GBP 16 million (EUR 20 million) per annum. The reinsurance transaction is expected to result in an IFRS loss of approximately GBP 215 million (EUR 273 million), which will be reported in other charges in the second quarter of 2016.

To ensure a smooth transition for its customers, Aegon and Legal & General will put a migration plan in place in which the administration of the annuity portfolio will be executed by Aegon until the completion of the Part VII transfer.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

DISCLAIMERS

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom and/or Greece from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2